SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to ________

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           TRUSTCORP MORTGAGE COMPANY EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            TRUSTCORP MORTGAGE COMPANY
                                            EMPLOYEES RETIREMENT SAVINGS PLAN

                                            By the Plan Administrator
                                            TRUSTCORP MORTGAGE COMPANY



                                            DIANA L. RINGER
                                            ---------------
                                            Senior Vice President and
                                            Chief Operating Officer


Date:  June 29, 2006

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Trustcorp Mortgage Company Employee Retirement Savings Plan
Years Ended December 31, 2005 and 2004

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2005 and 2004




                                    Contents

Report of Independent Registered Public Accounting Firm .......................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................9

             Report of Independent Registered Public Accounting Firm

The Board of Directors
Trustcorp Mortgage Company

We have audited the accompanying statements of net assets available for benefits of the Trustcorp Mortgage Company Employee Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst & Young LLP

Chicago, Illinois
June 1, 2006

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                December 31
                                          2005               2004
                                       -------------------------------
Assets
Cash and cash equivalents              $    61,692        $    75,609

Investments at fair value
  Common stock                             900,579            848,443
  Mutual funds                           3,423,248          3,676,785
  1st Source Bank common trust fund        324,849            377,301
  Participant loans receivable             184,898            198,250
                                       -------------------------------
Total investments                        4,833,574          5,100,779

Contribution receivable
  Employer                                   6,740             36,349
  Employee                                  10,016             17,031
                                       -------------------------------
                                            16,756             53,380
Other assets
  Other receivables                          2,486              5,789
                                       -------------------------------
Total assets                             4,914,508          5,235,557

Liabilities
Accrued expenses payable                    10,117             10,757
                                       -------------------------------
Total liabilities                           10,117             10,757
                                       -------------------------------
Net assets available for benefits      $ 4,904,391        $ 5,224,800
                                       ===============================

See accompanying notes.

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                     Years Ended December 31
                                                     2005               2004
                                                  -----------------------------
Additions
Investment income:
  Interest                                          $    12,354      $    17,327
  Dividends                                              61,484           58,661
                                                  -----------------------------
                                                         73,838           75,988
                                                  -----------------------------
Contributions:
  Employer                                              109,020          157,885
  Employee                                              263,577          330,607
                                                  -----------------------------
                                                        372,597          488,492
                                                  -----------------------------
Net realized and unrealized appreciation in fair
  value of investments                                  111,820          427,212

Total additions                                         558,255          991,692

Deductions
Benefits paid to participants                           851,852          432,316
Plan expenses                                            26,812           28,190
                                                  -----------------------------
Total deductions                                        878,664          460,506
                                                  -----------------------------
Net increase (decrease)                                (320,409)         531,186

Net assets available for benefits:
  Beginning of year                                   5,224,800        4,693,614
                                                  -----------------------------
  End of year                                       $ 4,904,391      $ 5,224,800
                                                  =============================

See accompanying notes.

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2005 and 2004



1. Description of the Plan

General

The Trustcorp Mortgage Company Employee Retirement Savings Plan (the Plan) is a defined-contribution plan covering substantially all employees of Trustcorp Mortgage Company (Trustcorp) who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp may authorize a contribution from consolidated net profits or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

Funding and Vesting

Participants are permitted to designate up to 25% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code. In addition, participants age 50 or older may elect to defer up to an additional amount per year ($4,000 in 2005 and $3,000 in 2004) (called "catch-up contributions") to the Plan. When applying the discretionary matching contributions, only salary reductions up to 6% of eligible employee compensation is considered. For the years 2005 and 2004, the discretionary matching contribution percentage was 50%. In addition, as part of the profit-sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan, out of current or accumulated net profits. There were no discretionary contributions to the Plan for 2005 or 2004.

Vesting of participant contributions and Trustcorp's 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit-sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100% vested upon satisfying the requirements for early retirement under the terms of the Plan document.

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                    Notes to Financial Statements (continued)





1. Description of the Plan (continued)

Each participant's account is credited with the participant's contribution and an allocation of (a) Trustcorp's contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence, in which case the repayment term may be up to ten years.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account. At December 31, 2005 and 2004, there have been no amounts allocated to participants who had effectively withdrawn from the Plan and requested distribution as of the end of those respective years, but had yet to receive their final distribution.

Plan Termination

Although it has not expressed any intention to do so, Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the Trustcorp Human Resources Division.

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid-and-ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the aggregate current value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2005 and 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value by $111,820 and $427,212, respectively, as follows:

                                         Net Appreciation (Depreciation) in Fair
                                                       Value During
                                                2005                 2004
                                        ----------------------------------------
Common stock                               $      (7,402)       $     124,479
Mutual funds                                     109,863              290,895
1st Source Bank Common Trust Fund                  9,359               11,838
                                        ----------------------------------------
                                           $     111,820        $     427,212
                                        ========================================

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                    Notes to Financial Statements (continued)



3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            2005         2004
                                                       -------------------------
1st Source Corporation common stock                    $  739,058    $  682,163
Morgan Stanley Institutional International Equity       1,028,698     1,016,874
1st Source Monogram Income Equity Fund                    658,756       738,785
1st Source Monogram Diversified Equity Fund               753,155       736,269
1st Source Monogram Special Equity Fund                   252,422       397,025
1st Source Monogram Income Fund                           392,932       412,769
1st Source Monogram Long/Short Fund                       337,285       375,063
1st Source Bank Employee Benefit
   Guaranteed Income Fund                                 324,849       377,301

4. Transactions With Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2005, were paid by Trustcorp.

The Plan held the following party-in-interest investments at fair value at December 31:

                                                    2005        2004
                                                 --------------------

1st Source Corporation common stock              $739,058    $682,163
1st Source Monogram Income Equity Fund            658,756     738,785
1st Source Monogram Diversified Equity Fund       753,155     736,269
1st Source Monogram Special Equity Fund           252,422     397,025
1st Source Monogram Income Fund                   392,932     412,769
1st Source Monogram Long/Short Fund               337,285     375,063
1st Source Bank Employee
  Benefit Guaranteed Income Fund                  324,849     377,301

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                    Notes to Financial Statements (continued)



4. Transactions With Parties-In-Interest (continued)

Plan transactions with parties-in-interest during the years ended December 31, 2005 and 2004, were as follows:

      Identity              Relationship                         2005     2004
--------------------------------------------------------------------------------

RSM McGladrey, Inc.     Recordkeeper and Tax Accountant      $17,147    $18,839
1st Source Bank         Trustee                                9,665      9,351
                                                           ---------------------
                                                             $26,812    $28,190
                                                           =====================

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                              Supplemental Schedule


                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                    Schedule H, Line 4i - Schedule of Assets
                    (Held at End of Year)

                            EIN #35-1933290 Plan #003

                                December 31, 2005


                 Identity of Issue, Borrower,
                   Lessor, or Similar Party                      Description of Investment     Cost   Fair Value
-------------------------------------------------------------------------------------------------------------------

Common stock:
  1st Source Corporation*                                                29,386 shares            **   $   739,058
  Key Corp                                                                4,905 shares            **       161,521
                                                                                                     --------------
                                                                                                           900,579
Mutual funds:
  Morgan Stanley Institutional International Equity Fund                  50,951 units            **     1,028,698
  1st Source Monogram Income Equity Fund*                                 50,441 units            **       658,756
  1st Source Monogram Diversified Equity Fund*                            99,624 units            **       753,155
  1st Source Monogram Special Equity Fund*                                29,767 units            **       252,422
  1st Source Monogram Long/Short Fund*                                    31,086 units            **       337,285
  1st Source Monogram Income Fund*                                        40,301 units            **       392,932
                                                                                                     --------------
                                                                                                         3,423,248

Common trust funds:
  1st Source Bank Employee Benefits                                       12,649 units            **       324,849
    Guaranteed Income Fund*                                                                          --------------
                                                                                                           324,849

Loans to participants:                                         $184,898 principal amount,
                                                                 interest rates ranging from
                                                                 5.00% to 9.00%, maturities
                                                                 through 2012                     **       184,898
                                                                                                     --------------
                                                                                                           184,898

Total assets held for investment purposes at end of year                                               $ 4,833,574
                                                                                                     ==============

Indicates a party-in-interest to the Plan.
Historical cost information is not required for participant-directed investments.
